

SECUF **IISSION**

**05039911**

# ANNUAL AUDITED REPORT
## FORM X-17A-5
## PART III

| SEC FILE NUMBER |
|---|
| 8- 23972 |

### FACING PAGE
### Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING____01/01/04____ AND ENDING____12/31/04____

MM/DD/YY                                          MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Saddlebrook Investments, Inc.

| | OFFICIAL USE ONLY |
|---|---|

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

| | FIRM I.D. NO. |
|---|---|

5700 Saddlebrook Way

(No. and Street)

Wesley Chapel                    FL                    33543-4499

(City)                    (State)                    (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

_Diane Hall, Controller_                    813-907-4666

(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

See attached notice pursuant to rule 17a-5(e)(1)(ii)

(Name – *if individual, state last, first, middle name*)

(Address)                    (City)                    (State)                    (Zip Code)

CHECK ONE:

☐ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.



PROCESSED

MAR 2 3 2005

THOMSON
FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |
| |

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

3/21/05

S.S.

# OATH OR AFFIRMATION

I, ___Don Allen_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___Saddlebrook Investments, Inc._____ , as of ___December 31_____ , 20 __04___ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

___N/A_____

_____

_____
Signature

___Treasurer_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Saddlebrook Investments, Inc.
Notice Pursuant to Rule 17a-5(e)(1)(ii)
December 31, 2004


Re: SEC File No. 8-23972
    NASD Firm ID No. 013448
    Florida File No. 013274D


Pursuant to Rule 17a-5(d)(2), the attached annual report is in a format that is consistent with Form X-17A-5, Part IIA.

The attached report does not contain audited financial statements because this company only transacts its securities business for a single issuer and is, therefore, exempt from the requirements of audited financial statements. This exemption is pursuant to Rule 17a-5(e)(1)(i)(A) of the Securities and Exchange Act of 1934 and Rule 3E-300.002(3)(D) of the Florida Division of Securities.

Manually signed copies of this report have been filed with:

    U. S. Securities and Exchange Commission
    Division of Market Regulation
    450 5th Street, NW
    Washington, DC 20549

    U. S. Securities and Exchange Commission
    Southeast Regional Office
    801 Brickell Avenue, Suite 1800
    Miami, Florida 33131

    NASD / Systems Support
    Attn: Eleanor Sabalbaro
    9509 Key West Avenue, 3rd Floor
    Rockville, Maryland 20850

1/21/2005 SI_FS.WKS/RAS

Saddlebrook Investments, Inc.
Balance Sheet
December 31, 2004
(Unaudited)

|  | Allowable | Non-allowable | Total |
|---|---:|---:|---:|
| **Assets** | | | |
| Cash | 20,534 | | 20,534 |
| Other securities | 130,123 | | 130,123 |
| Receivable from non-customers | | 14,340 | 14,340 |
| Receivable from affiliate | | 374,086 | 374,086 |
| Total assets | 150,657 | 388,426 | 539,083 |
| | | | |
| **Liabilities and Ownership Equity** | | | |
| Accounts payable and accrued liabilities | 2,831 | | 2,831 |
| Payable to affiliate | 4,093 | | 4,093 |
| Total liabilities | 6,924 | 0 | 6,924 |
| | | | |
| Common stock | | | 500 |
| Paid-in capital | | | 345,556 |
| Retained earnings | | | 186,103 |
| Total ownership equity | | | 532,159 |
| Total liabilities and ownership equity | | | 539,083 |

1/21/2005 SI_FS.WKS/RAS

Saddlebrook Investments, Inc.
Income Statement
For the Year Ended December 31, 2004
(Unaudited)

| | |
|---|---:|
| Commissions on sales of security real estate | 284,468 |
| Interest income | 2,540 |
| | ----------------- |
| Total revenues | 287,008 |
| | ----------------- |
| | |
| Employee compensation and benefits | 172,569 |
| Regulatory fees and expenses | 1,609 |
| Other expenses | 139,151 |
| | ----------------- |
| Total expenses | 313,329 |
| | ----------------- |
| Net income | (26,321) |
| | ================= |

Saddlebrook Investments, Inc.
Statement of Changes in Ownership Equity
For the Year Ended December 31, 2004
(Unaudited)

| | |
|---|---:|
| Balance at beginning of period | 558,480 |
| Net income | (26,321) |
| | ---------------- |
| Balance at end of period | 532,159 |
| | ================ |

NASD Firm ID 013448

Saddlebrook Investments, Inc.
Computation of Net Capital
December 31, 2004
(Unaudited)

| | |
|---|---:|
| Ownership equity | 532,159 |
| Less non-allowable assets | (388,426) |
| Net capital before haircuts | 143,733 |
| Less haircuts on securities | (2,105) |
| Net capital | 141,628 |

Basic Net Capital Requirement

| | |
|---|---:|
| Aggregate indebtedness | 6,924 |
| Net capital | 141,628 |
| Less minimum net capital requirement | (5,000) |
| Excess net capital | 136,628 |
| Ratio of aggregate indebtedness to net capital | 0.05 |

1/21/2005 SI_FS.WKS/RAS